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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Emmet, Robert		Cleveland-Cliffs (CLF)
	1100 Superior Avenue 15th Floor	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			February 3, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Cleveland, OH 44114 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Vice President - Financial Planning and Treasurer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		2/03/03				A(1)			1,187	(A)

	Common Stock		2/03/03				F(2)			476	(D)	$20.26

	Common Stock		2/03/03				A(3)			1,233	(A)			12,717 (4)		(D)

	Common Stock

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Retention Units		1-for-1		02/03/03				D				400

	Retention Units		1-for-1		02/03/03				A(6)			525

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(5)	(5)			400		$19.85		0		(D)

	(6)	(6)		Common Shares	525				525		(D)

Explanation of Responses:

(1) Reflects payout in Common Stock of Performance Shares earned under the Cleveland-Cliffs Inc 1992 Incentive Equity Plan (as Amended and Restated as of May 13, 1997) as amended, for the 2000-2002 Performance Period

(2) Surrender of Performance Shares represented in footnote (1) in payment of the related tax liability incurred on February 3, 2003, the date of issuance of the shares to the Reporting Person.

(3) Stock Bonus Award to the Reporting Person on February 3, 2003 under the Cleveland-Cliffs Inc and Subsidiaries Management Performance Plan.

(4) Since the date of Reporting Person's last report, 422 shares previously owned through the Cleveland-Cliffs Inc Investment Credit Employee Stock Ownership Plan (TRASOP) were rolled over into 182 shares of Direct Ownership and 240 shares into the Reporting Person's IRA.

(5) Retention Units granted to Reporting Person under the Cleveland-Cliffs Inc Long-Term Incentive Program covering the period of January 1, 2000 to December 31, 2002 (Retention Period) were paid-out to Reporting Person in cash on February 3, 2003, based on the market value prices of the Common Shares of the Issuer on the last day of the Retention Period.

(6) Represents a grant of Retention Units to the Reporting Person under the Cleveland Cliffs Inc Long-Term Incentive Program (LTI Program) covering the period January 1, 2003 through December 31, 2005 (“Retention Period”). Payment of the Retention Units will be made in cash after the completion of the Retention Period based upon the employment by the Company of the Reporting Person and the market value of a Common Share of the Company on the last day of the Incentive Period.

/s/ R. Emmet	February 5, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.